Exhibit 99.1

NEWS RELEASE
February 21th, 2013
Trading Symbols:
TSX: AMM, NYSE MKT: AAU
www.almadenminerals.com

DRILLING UNDERWAY AT ALMADEN’S
EL COBRE COPPER-GOLD PROJECT, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) announces that it has commenced a diamond drill program on its 100% owned El Cobre porphyry copper-gold project in Veracruz State, Mexico. Drilling has been planned to test various geophysical and geochemical anomalies within this extensive porphyry copper-gold system. The drill program consists of one drill capable of drilling to >1,000 meters depth. An initial 5,000 meters is planned, comprised of 5 to 8 >500 meter deep holes.

"We are very excited to be drilling at El Cobre, a world-class gold-rich porphyry exploration target. El Cobre is one of the most important assets in our portfolio and we want to advance this project aggressively." stated Chairman, J. Duane Poliquin.

About El Cobre
Almaden 100% owned El Cobre project, situated about 75 kilometers north of the port city of Veracruz, Mexico. The project is located in an area of unparalleled infrastructure and is located near a power plant and highway. Almaden’s roughly 7,500 hectare claim block covers copper-gold porphyry mineralization known to exist over a strike length of at least four kilometers. Drilling by Almaden and past partners along this strike length has returned significant copper and gold values. Many of the past drill holes on the El Cobre property are shallow and end in copper-gold mineralization. Porphyry mineralization is associated with the exposed portions of diorite stocks which have intruded intermediate volcanic rocks. Mineralogic and fluid inclusion studies show conclusively that the gold and copper-gold porphyry-style mineralization at El Cobre is not deeply eroded and great potential exists at depth.

Gold-silver vein mineralisation, typical of intermediate sulfidation systems, has also been identified within the project area. Vein float identified over a roughly 500 m by 1,000 m area may be indicative of a larger vein deposit at depth. Outcrop in the vein-float area is sparse, however sixty samples of vein float taken averaged 2.5g/t gold and 60 g/t silver with values as high as 25 g/t gold and 267 g/t silver.

In 2012 Almaden drilled three holes in an area where past drilling had returned significant gold and silver assays. No significant values were intersected in these holes however one hole hit two intervals of significant veining; 1.3 meters (from 69.7 meters depth) of 0.66% copper, 1.63 g/t gold and 84.1 g/t silver and 0.5 meters (from 84.3 meters depth) of 0.34% copper, 3.06 g/t gold and 122.0 g/t silver.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s El Cobre drilling program and reviewed the technical information in this news release. The attached table contains analyses from past programs conducted by Almaden and former joint venture partners. Analyses reported from current and past drilling conducted by Almaden were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. This sampling also included a quality control program and the insertion of field duplicates, certified standards and blanks into the sample stream. Analyses reported from past drilling conducted by past partners cannot be verified by Almaden but are believed to have been acquired from exploration programs carried out under the supervision of qualified persons (under the meaning for qualified person as defined in NI 43-101) and in accordance with NI 43-101 requirements.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $31 MM as of January 15th, 2013) mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at its 2010 Ixtaca discovery. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.